UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and nine months ended December 31, 2011.

2.	Management’s Discussion and Analysis for the three and nine months ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: February 2, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2011

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	December 31, 2011	March 31, 2011
Assets
Current assets
Cash and cash equivalents	$1,797	$722
Accounts receivable, net (allowance for doubtful accounts of $210, March 31, 2011 – $30)	145,706	128,482
Unbilled revenue (note 6)	141,521	102,939
Inventories	20,830	7,735
Prepaid expenses and deposits	9,119	8,269
Investment in and advances to unconsolidated joint venture (note 7)	1,324	1,488
Deferred tax assets	1,607	1,729
	321,904	251,364
Other assets	21,045	26,908
Property, plant and equipment, net (accumulated depreciation of $208,647, March 31, 2011 – $183,357)	326,741	321,864
Goodwill (note 4)	32,901	32,901
Deferred tax assets	57,170	49,920
Total Assets	$759,761	$682,957
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$143,343	$86,053
Accrued liabilities	30,734	32,814
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	12,811	2,004
Current portion of capital lease obligations	3,525	4,862
Current portion of term facilities (note 8(b))	10,000	10,000
Current portion of derivative financial instruments (note 11(a))	2,832	2,474
Deferred tax liabilities	30,586	27,612
	233,831	165,819
Capital lease obligations	1,488	3,831
Long term debt (note 8(a))	313,946	286,970
Derivative financial instruments (note 11(a))	7,736	9,054
Other long term obligations	11,040	25,576
Deferred tax liabilities	48,144	44,441
	616,185	535,691
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2011 – 36,249,086 (March 31, 2011 – 36,242,526) (note 9(a))	304,896	304,854
Additional paid-in capital	7,618	7,007
Deficit	(168,943)	(164,536)
Accumulated other comprehensive income (loss)	5	(59)
	143,576	147,266
Total liabilities and shareholders’ equity	$759,761	$682,957
Contingencies (note 15)

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Operations and Comprehensive (Loss) Income

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Revenue	$284,630	$265,086	$724,039	$683,538
Project costs	188,463	148,019	427,332	357,736
Equipment costs	49,607	58,819	159,107	170,180
Equipment operating lease expense	16,201	16,940	49,629	53,340
Depreciation	10,319	10,501	27,939	26,758
Gross profit	20,040	30,807	60,032	75,524
General and administrative expenses	15,136	16,509	39,738	45,515
Loss on disposal of property plant and equipment	273	847	701	1,428
Loss (gain) on disposal of assets held for sale	40	873	(456)	848
Amortization of intangible assets	1,174	992	4,463	2,252
Equity in loss of unconsolidated joint venture (note 7)	609	359	164	876
Operating income before the undernoted	2,808	11,227	15,422	24,605
Interest expense, net (note 10)	7,599	7,193	22,524	22,630
Foreign exchange loss (gain)	134	(42)	70	(1,690)
Realized and unrealized gain on derivative financial instruments (note 11(b))	(2,392)	(2,040)	(960)	(340)
Loss on debt extinguishment	—	—	—	4,346
(Loss) income before income taxes	(2,533)	6,116	(6,212)	(341)
Income tax (benefit) expense (note 12(c)):
Current	168	(51)	(1,476)	4,436
Deferred	(811)	2,425	(451)	(579)
Net (loss) income	(1,890)	3,742	(4,285)	(4,198)
Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	(32)	(20)	64	(20)
Comprehensive (loss) income	(1,922)	3,722	(4,221)	(4,218)
Net (loss) income per share – basic (note 9(b))	$(0.05)	$0.10	$(0.12)	$(0.12)
Net (loss) income per share – diluted (note 9(b))	$(0.05)	$0.10	$(0.12)	$(0.12)

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at March 31, 2010	$303,505	$7,439	$(129,886)	$—	$181,058
Net loss	—	—	(4,198)	—	(4,198)
Unrealized foreign currency translation gain	—	—	—	(20)	(20)
Share option plan	—	1,066	—	—	1,066
Deferred performance share unit plan	—	(57)	—	—	(57)
Stock award plan	—	653	—	—	653
Excercised stock options	882	(245)	—	—	637
Senior executive stock option plan	—	(2,237)	—	—	(2,237)
Balance at December 31, 2010	$304,387	$6,619	$(134,084)	$(20)	$176,902
Balance at March 31, 2011	$304,854	$7,007	$(164,536)	$(59)	$147,266
Net loss	—	—	(4,285)	—	(4,285)
Unrealized foreign currency translation gain	—	—	—	64	64
Share option plan	—	1,031	—	—	1,031
Reclassified to restricted share unit liability	—	(121)	—	—	(121)
Stock award plan	—	223	—	—	223
Excercised stock options	42	(14)	—	—	28
Repurchase of shares to settle stock award plan	—	(700)	(122)	—	(822)
Senior executive stock option plan	—	192	—	—	192
Balance at December 31, 2011	$304,896	$7,618	$(168,943)	$5	$143,576

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
Cash provided by (used in):	2011	2010	2011	2010
Operating activities:
Net (loss) income for the period	$(1,890)	$3,742	$(4,285)	$(4,198)
Items not affecting cash:
Depreciation	10,319	10,501	27,939	26,758
Equity in loss of unconsolidated joint venture (note 7)	609	359	164	876
Amortization of intangible assets	1,174	992	4,463	2,252
Amortization of deferred lease inducements	(26)	(26)	(80)	(80)
Amortization of deferred financing costs (note 10)	386	360	1,198	1,243
Loss on disposal of property plant and equipment	273	847	701	1,428
Loss (gain) on disposal of assets held for sale	40	873	(456)	848
Realized and unrealized foreign exchange gain on 8 3/4% senior notes	—	—	—	(732)
Realized and unrealized gain on derivative financial instruments (note 11(b))	(2,392)	(2,040)	(960)	(340)
Loss on debt extinguishment	—	—	—	4,346
Stock-based compensation expense (note 14(a))	1,622	4,451	(1,584)	7,377
Cash settlement of restricted share unit plan (note 14(e))	—	—	(318)	—
Settlement of stock award plan (note 14(g))	(382)	—	(822)	—
Accretion of asset retirement obligation	10	9	29	26
Deferred income tax (benefit) expense	(811)	2,425	(451)	(579)
Net changes in non-cash working capital (note 12(b))	24,736	(49,113)	(15,839)	(53,253)
	33,668	(26,620)	9,699	(14,028)
Investing activities:
Acquisition (note 5)	—	(20,820)	—	(20,820)
Purchase of property, plant and equipment	(15,682)	(4,695)	(30,277)	(27,195)
Additions to intangible assets	(703)	(731)	(2,286)	(2,755)
Investment in and advances to unconsolidated joint venture (note 7)	—	—	—	(1,291)
Proceeds on disposal of property, plant and equipment	50	360	128	420
Proceeds on disposal of assets held for sale	360	445	910	745
	(15,975)	(25,441)	(31,525)	(50,896)
Financing activities:
Repayment of credit facilities	(49,529)	(2,500)	(106,024)	(7,500)
Increase in credit facilities	35,000	—	133,000	50,000
Financing costs	—	—	(60)	(7,920)
Redemption of 8 3/4% senior notes	—	—	—	(202,410)
Issuance of Series 1 Debentures	—	—	—	225,000
Settlement of swap liabilities	—	—	—	(91,125)
Proceeds from stock options exercised (note 14(b))	—	332	28	637
Repayment of capital lease obligations	(1,883)	(1,176)	(4,107)	(3,988)
	(16,412)	(3,344)	22,837	(37,306)
Increase (decrease) in cash and cash equivalents	1,281	(55,405)	1,011	(102,230)
Effect of exchange rate on changes in cash and cash equivalents	(32)	(27)	64	(27)
Cash and cash equivalents, beginning of period	548	56,180	722	103,005
Cash and cash equivalents, end of period	$1,797	$748	$1,797	$748

Supplemental cash flow information (note 12(a))

See accompanying notes to interim consolidated financial statements.

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Notes to Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2011

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including mining and environmental services, heavy construction, industrial and commercial site development and pipeline and piling installations. The Company also designs and manufactures screw piles, provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

2. Basis of presentation

These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.

3. Recent accounting pronouncements

a) Accounting pronouncements recently adopted

There have been no recently adopted accounting pronouncements or changes in accounting pronouncements during the three and nine months ended December 31, 2011, as compared to the recent accounting pronouncements described in the Company’s Annual Report on Form 40-F, that are of significance, or of potential significance to the Company.

b) Issued accounting pronouncements not yet adopted

i) Fair value measurement

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS”, which generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRSs. For the Company, this ASU is effective for the interim period beginning April 1, 2012. The adoption of this standard is not anticipated to have a material effect on the Company’s consolidated financial statements.

ii) Goodwill Impairment

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for the Company’s fiscal year ending March 31, 2013, with early adoption permitted. The Company has determined that this new guidance will not have a material impact on its consolidated financial statements.

4. Goodwill

In accordance with the Company’s accounting policy, a goodwill impairment test is completed October 1 of each fiscal year or whenever events or changes in circumstances indicate that impairment may exist. The Company conducted its annual goodwill impairment test on October 1, 2011 and concluded there was no impairment as the fair value of the Piling reporting segment exceeded its carrying value. There were no triggering events between October 1, 2011 and December 31, 2011.

5. Acquisition

On November 1, 2010, the Company acquired all of the assets of Cyntech Corporation and its wholly-owned subsidiary Cyntech Anchor Systems LLC (collectively “Cyntech”), for a consideration of $23,501 of which $20,820 was paid out during

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the three months ended December 31, 2010. The difference of $2,681 was settled in March 2011 at finalization of the purchase price.

6. Unbilled revenue

As of December 31, 2011, an amount of $73,483 (March 31, 2011 – $72,025) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2011, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

7. Investment in and advances to unconsolidated joint venture

The Company was engaged in a joint venture, Noramac Joint Venture (JV), of which the Company had joint control (50% proportionate interest). The JV was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company owned a 49% interest in Noramac Ventures Inc., a nominee company established by the two joint venture partners. On March 25, 2011, the Company and its joint venture partner decided to wind up Noramac Ventures Inc. and terminate the joint venture. At December 31, 2011, the assets and liabilities of the joint venture are stated at the lower of carrying value and fair market value less costs to sell. The difference between carrying value and fair market value of assets and liabilities was recognized in the income statement of the joint venture during the three and nine months ended December 31, 2011.

As of December 31, 2011, the Company’s investment in and advances to the unconsolidated joint venture totalled $1,324 (March 31, 2011 – $1,488). The condensed financial data for investment in and advances to unconsolidated joint venture is summarized as follows:

	December 31, 2011	March 31, 2011
Current assets	$6,056	$8,328
Current liabilities	10,720	13,875

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Gross revenues	$26	$2,019	$1,919	$8,017
Gross profit	26	33	1,919	835
Net loss	(1,218)	(718)	(328)	(1,751)
Equity in loss of consolidated joint venture	($609)	($359)	($164)	($876)

8. Long term debt

a) Long term debt is as follows:

	December 31, 2011	March 31, 2011
Credit facilities (note 8(b))	$88,946	$61,970
Series 1 Debentures (note 8(c))	225,000	225,000
	$313,946	$286,970

b) Credit Facilities

	December 31, 2011	March 31, 2011
Term A Facility	$21,887	$24,698
Term B Facility	39,059	43,748
Total term facilities	$60,946	$68,446
Revolving Facility	38,000	3,524
Total credit facilities	$98,946	$71,970
Less: current portion of term facilities	(10,000)	(10,000)
	$88,946	$61,970

As of December 31, 2011, the Company had outstanding borrowings of $60.9 million (March 31, 2011 – $68.4 million) under the Term Facilities, $38.0 million (March 31, 2011 – $3.5 million) under the Revolving Facility and had issued $22.0 million

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(March 31, 2011 – $12.3 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit.

Effective September 30, 2011 the Company entered into a Second Amending Agreement to the Fourth Amended and Restated Credit Agreement to provide a temporary increase in the amount available under the Revolving Facility from $85.0 million to $110.0 million. This increase, which will remain in effect until March 31, 2012, provides additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The receipt of proceeds resulting from the settlement of the Canadian Natural Resources Limited (Canadian Natural) contract negotiations will be used to repay amounts outstanding on the temporary credit facility addition and the amount available for borrowing under the temporary addition will be permanently reduced by the amount of the settlement proceeds. The receipt of $4.3 million on December 22, 2011 from Canadian Natural related to the settlement of outstanding change orders reduced the commitments under the temporary revolving credit facility by the same amount to $20.7 million resulting in the total amount of the Revolving Facility being reduced to $105.7 million. The Company’s unused borrowing availability under the Revolving Facility was $45.7 million at December 31, 2011.

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears and computed on the basis of a 365 day or 366 day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360 day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at December 31, 2011 was 6.03%.

The credit facilities are secured by a first priority lien on substantially all of the Company’s property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and was in compliance with these covenants at December 31, 2011.

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

9. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Number of Shares	Amount
Voting common shares
Issued and outstanding at March 31, 2011	36,242,526	$304,854
Issued upon exercise of stock options	6,560	28
Transferred from additional paid-in capital on exercise of stock options	—	14
Issued and outstanding at December 31, 2011	36,249,086	$304,896

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b) Net (loss) income per share

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Net (loss) income available to common shareholders	($1,890)	$3,742	($4,285)	($4,198)
Weighted average number of common shares	36,249,086	36,126,877	36,248,515	36,085,384
Basic net (loss) income per share	($0.05)	$0.10	($0.12)	($0.12)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Net (loss) income available to common shareholders	($1,890)	$3,742	($4,285)	($4,198)
Weighted average number of common shares	36,249,086	36,126,877	36,248,515	36,085,384
Dilutive effect of stock options and stock award plan	—	753,118	—	—
Weighted average number of diluted common shares	36,249,086	36,879,995	36,248,515	36,085,384
Diluted net (loss) income per share	($0.05)	$0.10	($0.12)	($0.12)

For the three and nine months ended December 31, 2011, there were 1,864,434 stock options and 50,000 stock awards respectively which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three and nine months ended December 31, 2010 – 635,839 and 573,065, respectively, stock options).

10. Interest expense

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Interest on 8 3/4% senior notes and swaps	$—	$—	$—	$1,238
Interest on capital lease obligations	92	155	346	545
Amortization of deferred financing costs	386	360	1,198	1,243
Interest on credit facilities	2,022	1,416	5,289	3,680
Interest on Series 1 Debentures	5,133	5,132	15,399	14,999
Interest on long term debt	$7,633	$7,063	$22,232	$21,705
Other interest	(34)	130	292	925
	$7,599	$7,193	$22,524	$22,630

11. Derivative financial instruments

a) Derivative financial instruments in the consolidated balance sheets are comprised of the following:

December 31, 2011	Carrying Amount
Embedded price escalation features in a long term customer construction contract	$—
Embedded price escalation features in certain long term supplier contracts	10,568
$10,568
Less: current portion	(2,832)
$7,736

March 31, 2011	Carrying Amount
Embedded price escalation features in a long term customer construction contract	$5,877
Embedded price escalation features in certain long term supplier contracts	5,651
$11,528
Less: current portion	(2,474)
$9,054

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b) The realized and unrealized loss (gain) on derivative financial instruments is comprised as follows:

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Realized and unrealized loss on cross-currency and interest rate swaps	$—	$—	$—	$2,111
Unrealized (gain) loss on embedded price escalation features in a long term customer construction contract	(4,635)	77	(5,877)	(325)
Unrealized loss (gain) on embedded price escalation features in certain long term supplier contracts	2,243	(2,117)	4,917	(2,126)
	($2,392)	($2,040)	($960)	($340)

12. Other information

a) Supplemental cash flow information

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Cash paid during the period for:
Interest	$12,430	$11,793	$25,377	$31,848
Income taxes	—	2,977	1,165	4,149
Cash received during the period for:
Interest	—	62	357	1,167
Income taxes	5,311	2,015	5,347	2,032
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	41	44	427	91
Net change in accounts payable related to purchase of property, plant and equipment	1,773	5,881	2,926	1,861

b) Net change in non-cash working capital

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Operating activities:
Accounts receivable, net	$11,371	($22,887)	($17,224)	($12,528)
Unbilled revenue	(11,837)	2,914	(38,582)	(49,581)
Inventories	(5,492)	(402)	(13,095)	(2,261)
Prepaid expenses and deposits	3,534	1,640	1,229	(1,199)
Accounts payable	31,308	(15,886)	54,364	27,489
Accrued liabilities	(8,183)	(9,311)	(4,222)	(14,084)
Long term portion of liabilities related to equipment leases	(1,503)	(3,006)	(9,116)	(1,324)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	5,538	(2,175)	10,807	235
	$24,736	($49,113)	($15,839)	($53,253)

c) Income taxes

Income tax expense as a percentage of income before income taxes for the three and nine months ended December 31, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the timing of the reversal of temporary differences, effect of permanent differences related to stock-based compensation, effect of changes in enacted tax rates and Canadian Revenue Agency and related provincial audit adjustments from 2007 and 2008. Income tax expense as a percentage of income before income taxes for the three and nine months ended December 31, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates, impact of the CRA audit adjustments from 2007 and 2008 which were included in the current and deferred tax accounts and the benefit from changes in the timing of the reversal of temporary differences.

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13. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction, equipment rental to a variety of customers, environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to environmental standards throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario. It also designs and manufactures screw piles and pipeline anchoring systems and provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 2 of the annual consolidated financial statements of the Company for the year ended March 31, 2011. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics based on the nature of the services provided, the customer base and the resources used to provide these services.

b) Results by business segment

Three months ended December 31, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$166,516	$51,697	$66,417	$284,630
Depreciation of property, plant and equipment	7,271	878	369	8,518
Segment profits (losses)	19,580	16,473	(2,941)	33,112
Capital expenditures	14,039	1,464	724	16,227

Three months ended December 31, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$185,325	$37,594	$42,167	$265,086
Depreciation of property, plant and equipment	7,251	1,458	271	8,980
Segment profits (losses)	20,293	10,324	(1,641)	28,976
Capital expenditures	2,490	324	280	3,094

Nine months ended December 31, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$489,626	$132,407	$102,006	$724,039
Depreciation of property, plant and equipment	19,421	1,866	685	21,972
Segment profits (losses)	63,149	32,565	(1,962)	93,752
Capital expenditures	18,154	5,185	3,321	26,660

11

Nine months ended December 31, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$520,562	$83,303	$79,673	$683,538
Depreciation of property, plant and equipment	19,102	2,811	455	22,368
Segment profits (losses)	64,774	16,500	(1,485)	79,789
Capital expenditures	21,678	2,080	1,124	24,882

December 31, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Segment assets	$437,201	$136,718	$72,587	$646,506

March 31, 2011	Heavy Construction and Mining	Piling	Pipeline	Total
Segment assets	$423,947	$116,623	$37,053	$577,623

c) Reconciliations

iii) (Loss) income before income taxes

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Total profit for reportable segments	$33,112	$28,976	$93,752	$79,789
Less: Unallocated equipment costs (i)	13,072	(1,831)	33,720	4,265
Gross Profit	$20,040	$30,807	$60,032	$75,524
Less: Unallocated corporate items:
General and administrative expenses	15,136	16,509	39,738	45,515
Loss on disposal of property, plant and equipment	273	847	701	1,428
(Gain) loss on disposal of assets held for sale	40	873	(456)	848
Amortization of intangible assets	1,174	992	4,463	2,252
Equity in (earnings) loss of unconsolidated joint venture	609	359	164	876
Interest expense, net	7,599	7,193	22,524	22,630
Foreign exchange gain	134	(42)	70	(1,690)
Realized and unrealized gain on derivative financial instruments	(2,392)	(2,040)	(960)	(340)
Loss on debt extinguishment	–	–	–	4,346
(Loss) income before income taxes	($2,533)	$6,116	($6,212)	($341)

(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to the reportable segment exceed actual equipment costs incurred.

iv) Total assets

	December 31, 2011	March 31, 2011
Corporate assets:
Cash and cash equivalents	$1,797	$722
Property, plant and equipment	23,741	24,831
Deferred tax assets	58,777	51,649
Other	28,940	28,132
Total corporate assets	$113,255	$105,334
Total assets for reportable segments	646,506	577,623
Total assets	$759,761	$682,957

The Company’s goodwill of $32,901 is assigned to the Piling segment. All of the Company’s assets are located in Canada and the United States.

12

NAEP

v) Depreciation of property, plant and equipment

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Total depreciation for reportable segments	$8,518	$8,980	$21,972	$22,368
Depreciation for corporate assets	1,801	1,521	5,967	4,390
Total depreciation	$10,319	$10,501	$27,939	$26,758

vi) Capital expenditures for long-lived assets

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Total capital expenditures for reportable segments	$16,268	$3,094	$26,701	$24,882
Capital expenditures for corporate assets	117	2,332	5,862	5,068
Total capital expenditures for long-lived assets	$16,385	$5,426	$32,563	$29,950

d) Customers

The following customers accounted for 10% or more of total revenues:

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Customer A	19%	19%	25%	28%
Customer B	17%	7%	17%	6%
Customer C	13%	9%	8%	7%

The revenue by major customer was earned mainly by the Heavy Construction and Mining segment.

e) Geographic information

i) The geographic revenue distribution for the Company is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Canada	$282,698	$264,775	$720,561	$683,227
United States	1,932	311	3,478	311
	$284,630	$265,086	$724,039	$683,538

ii) The geographic distribution of long-lived assets is as follows:

	December 31, 2011	March 31, 2011
Canada	$380,587	$381,577
United States	100	96
	$380,687	$381,673

14. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Share option plan (note 14(b))	$337	$309	$1,031	$1,066
Senior executive stock option plan (note 14(c))	—	1,941	(2,878)	3,186
Deferred performance share unit plan (note 14(d))	—	30	—	(57)
Restricted share unit plan (note 14(e))	855	798	1,280	1,214
Director’s deferred stock unit plan (note 14(f))	379	1,244	(1,240)	1,315
Stock award plan (note 14(g))	51	129	223	653
	$1,622	$4,451	($1,584)	$7,377

13

b) Share option plan

	Three months ended December 31,
	2011		2010
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,605,274	9.27	1,686,044	8.88
Granted	287,700	6.56	200,000	10.13
Exercised (i)	—	—	(67,430)	(4.93)
Forfeited	(28,540)	(13.45)	(80,860)	(10.62)
Modified (ii)	—	—	—	—
Outstanding, end of period	1,864,434	8.78	1,737,754	9.10

	Nine months ended December 31,
	2011		2010
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,647,474	9.25	2,250,804	7.84
Granted	287,700	6.56	260,000	9.77
Exercised (i)	(6,560)	(4.29)	(128,590)	(4.96)
Forfeited	(64,180)	(11.15)	(94,460)	(10.44)
Modified (ii)	—	—	(550,000)	(5.00)
Outstanding, end of period	1,864,434	8.78	1,737,754	9.10

(i)	All stock options exercised resulted in new common shares being issued (note 9(a));

(ii)	550,000 options were modified as senior executive stock options on September 22, 2010 (note 14(c))

Cash received from the option exercises for the three and nine months ended December 31, 2011 was $nil and $28, respectively (three and nine months ended December 31, 2010 – $332 and $637, respectively).

At December 31, 2011, the weighted average remaining contractual life of outstanding options is 6.6 years (March 31, 2011 – 6.8 years). The fair value of options vested during the three and nine months ended December 31, 2011 was $569 and $1,294, respectively (three and nine months ended December 31, 2010 – $352 and $1,489, respectively). At December 31, 2011, the Company had 982,214 exercisable options (March 31, 2011 – 830,482) with a weighted average exercise price of $8.68 (March 31, 2011 – $8.52).

The fair value of each option granted by the Company was estimate on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2011	2010	2011	2010
Number of options granted	287,700	200,000	287,700	260,000
Weighted average fair value per option granted ($)	4.38	7.05	4.38	6.79
Weighted average assumptions:
Dividend yield	Nil%	Nil%	Nil%	Nil%
Expected volatility	75.22%	78.57%	75.22%	78.59%
Risk-free interest rate	1.32%	2.78%	1.32%	2.65%
Expected life (years)	6.27	6.10	6.27	6.09

14

NAEP

c) Senior executive stock option plan

The weighted average assumptions used in estimating the fair value of the 550,000 vested senior executive stock options as at December 31, 2011 are as follows:

Number of senior executive stock options	550,000
Weighted average fair value per option granted ($)	3.72
Weighted average assumptions:
Dividend yield	Nil%
Expected volatility	75.85%
Risk-free interest rate	0.44%
Expected life (years)	3.36

d) Deferred performance share unit plan

On April 1, 2011, the Company converted 262,737 and 128,665 Deferred Performance Share Units (“DPSUs”) into Restricted Share Units (“RSUs”) for the April 1, 2009 and March 31, 2010 grants at a conversion factor of 50% and 75% respectively (note 14(e)).

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Outstanding, beginning of period	—	491,988	432,519	507,295
Granted	—	—	—	—
Expired	—	—	(41,117)	—
Forfeited	—	(38,276)	—	(53,583)
Converted to RSUs (note 14(e))	—	—	(391,402)	—
Outstanding, end of period	—	453,712	—	453,712

e) Restricted share unit plan

On April 1, 2011, the Company converted the April 1, 2009 and March 31, 2010 DPSUs (note 14(d)) into RSUs at a conversion factor of 50% and 75% respectively.

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Outstanding, beginning of period	1,037,066	433,547	382,476	468,815
Granted	175,000	—	695,086	—
Exercised	—	—	(27,850)	—
Forfeited	(2,234)	(55,480)	(67,755)	(90,748)
Converted from DPSUs (note 14(d))	—	—	227,875	—
Outstanding, end of period	1,209,832	378,067	1,209,832	378,067

At December 31, 2011, current portion of RSUs liabilities of $2,142 were included in accrued liabilities (March 31, 2011 – $nil) and long term portion of RSUs liabilities of $1,573 were included in other long term obligations (March 31, 2011 – $2,633) in the Consolidated Balance Sheet. During the three and nine months ended December 31, 2011, nil and 27,850 units vested, respectively, and were settled in cash for $nil and $318, respectively. The weighted average remaining contractual life of the RSUs outstanding was 2.0 years (March 31, 2011 – 1.3 years).

At December 31, 2011, the redemption value of these units was $6.62/unit (March 31, 2011 – $11.96/unit).

Based on the redemption value of $6.62/unit at December 31, 2011, there was approximately $4,334 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the RSU Plan which would be expected to be recognized over the weighted average remaining contractual life of the RSUs of 2.0 years (March 31, 2011 – 1.3 years).

15

f) Director’s deferred stock unit plan

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Outstanding, beginning of period	394,186	306,719	337,018	263,266
Issued	27,563	14,840	84,731	58,293
Outstanding, end of period	421,749	321,559	421,749	321,559

At December 31, 2011, the redemption value of these units was $6.62/unit (March 31, 2011 – $11.96/unit). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

g) Stock award plan

During the three and nine months ended December 31, 2011, 50,000 and 100,000 stock awards vested, respectively, and were settled in common shares purchased on the open market for $382 and $822 respectively. The weighted average remaining contractual life of outstanding Stock Award Plan units is 0.4 years (March 31, 2011 – 0.6 years). As at December 31, 2011, there was approximately $47 (March 31, 2011 – $270) of total unrecognized compensation cost related to non-vested share-based payment arrangements under the stock award plan, which is expected to be recognized over a weighted average period of 0.4 years (March 31, 2011 – 0.6 years).

15. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

16. Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

17. Claims revenue

For the three and nine months ended December 31, 2011, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had approximately $7.4 million and $9.8 million respectively in claims revenue recognized to the extent of costs incurred, the Piling segment had $1.0 million and $2.4 million respectively in claims revenue recognized to the extent of costs incurred, and the Pipeline segment had $8.3 million and $15.0 respectively in claims revenue recognized to the extent of costs incurred.

18. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

16

NORTH AMERICAN ENERGY PARTNERS INC.

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2011

NAEP

Table of Contents

A.	EXPLANATORY NOTES	2
	CAUTION REGARDING FORWARD-LOOKING INFORMATION	2
	NON-GAAP FINANCIAL MEASURES	2
	SIGNIFICANT BUSINESS EVENT	3
B.	FINANCIAL RESULTS	3
	SUMMARY OF CONSOLIDATED THREE AND NINE MONTHS RESULTS	3
	SEGMENT RESULTS	6
	NON-OPERATING INCOME AND EXPENSE	8
	BACKLOG	10
	CLAIMS AND CHANGE ORDERS	11
	SUMMARY OF CONSOLIDATED QUARTERLY RESULTS	11
	SUMMARY OF CONSOLIDATED FINANCIAL POSITION	12
	SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS	13
	SUMMARY OF CONSOLIDATED CASH FLOWS	14
C.	OUTLOOK	14
D.	LEGAL AND LABOUR MATTERS	15
	LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS	15
	EMPLOYEES AND LABOUR RELATIONS	15
E.	RESOURCES AND SYSTEMS	16
	OUTSTANDING SHARE DATA	16
	LIQUIDITY AND CAPITAL RESOURCES	16
	DEBT RATINGS	19
	RELATED PARTIES	20
	INTERNAL SYSTEMS AND PROCESSES	20
	SIGNIFICANT ACCOUNTING POLICIES	20
	ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED	20
	ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED	21
F.	FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS	21
	FORWARD-LOOKING INFORMATION	21
	ASSUMPTIONS	22
	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	22
G.	GENERAL MATTERS	23
	ADDITIONAL INFORMATION	23

1

2011

Management’s Discussion and Analysis

A. EXPLANATORY NOTES

February 2, 2012

The following Management’s Discussion and Analysis (MD&A) is as of February 2, 2012 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and nine months ended December 31, 2011 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2011, together with our annual MD&A for the year ended March 31, 2011. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company web site at www.nacg.ca.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current fiscal year to that of the preceding fiscal year(s). We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our fourth amended and restated credit agreement, our “credit agreement”). Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract, for the three months and fiscal year ended March 31, 2011 (discussed in the “Explanatory Notes — Significant Business Event” section of this MD&A, below) and certain other non-cash items included in the calculation of net income. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit agreement requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit agreement. As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; or

•	reflect any cash requirements for assets being depreciated or amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

[1]	Canadian Natural Resources Limited (Canadian Natural)

2

SIGNIFICANT BUSINESS EVENT

As discussed in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2011, we recorded a $42.5 million revenue writedown (the “revenue writedown”) for the three months and year ended March 31, 2011. This revenue writedown was related to the long-term overburden removal contract between our subsidiary, North American Construction Group Inc. (NACG) and our customer, Canadian Natural Resources Limited (Canadian Natural), at the Horizon Oil Sands mine near Fort McMurray, Alberta. The writedown reduced total revenue related to the contract to the extent of total costs incurred, representing a zero profit margin on the contract and reduced unbilled revenue by the same amount. Revenue related to the contract for the three and nine months ended December 31, 2011 has similarly been recorded only to the extent of costs incurred, representing a zero profit margin on the contract for the current-year periods.

On December 22, 2011, we signed a Memorandum of Understanding (“MOU”) with Canadian Natural that outlined a framework for a contractual path going forward to resolve the issues with the escalation indices under the existing long-term overburden removal contract, both prospectively and retrospectively. The MOU also established temporary contractual terms to guide both parties as we resumed overburden operations at the Horizon site. In addition, under the terms of the MOU, we received compensation from Canadian Natural of $4.3 million for outstanding change-orders and $3.0 million for mobilization costs relating to the work suspension initiated by Canadian Natural on May 18, 2011. Canadian Natural also reduced its letter of credit requirement from $10.0 million to $5.0 million.

On January 2, 2012, we resumed overburden operations at the Horizon site under a temporary cost-plus arrangement, which remains in effect until final resolution is reached. Although we believe final resolution to be probable, if the parties are not able to reach agreement by June 30, 2012, a further revenue writedown may be required in respect of all or a portion of unbilled revenue of up to $73.5 million related to the contract, in which event we will pursue any remedies we may have available to us.¿

B. Financial Results

SUMMARY OF CONSOLIDATED THREE AND NINE MONTHS RESULTS

	Three months ended December 31,
(dollars in thousands, except per share amounts)	2011	% of Revenue	2010	% of Revenue	Change
Revenue	$284,630	100.0%	$265,086	100.0%	$19,544
Project costs	188,463	66.2%	148,019	55.8%	40,444
Equipment costs	49,607	17.4%	58,819	22.2%	(9,212)
Equipment operating lease expense	16,201	5.7%	16,940	6.4%	(739)
Depreciation	10,319	3.6%	10,501	4.0%	(182)
Gross profit	20,040	7.0%	30,807	11.6%	(10,767)
General and administrative expenses	15,136	5.3%	16,509	6.2%	(1,373)
Operating income	2,808	1.0%	11,227	4.2%	(8,419)
Net (loss) income	(1,890)	-0.7%	3,742	1.4%	(5,632)
Per share information					–
Net (loss) income – basic	$(0.05)		$0.10		$(0.15)
Net (loss) income – diluted	(0.05)		0.10		(0.15)
EBITDA(1)	$16,559	5.8%	$24,802	9.4%	$(8,243)
Consolidated EBITDA(1) (as defined within the credit agreement)	$15,477	5.4%	$25,309	9.5%	$(9,832)

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

3

	Nine months ended December 31,
(dollars in thousands, except per share amounts)	2011	% of Revenue	2010	% of Revenue	Change
Revenue	$724,039	100.0%	$683,538	100.0%	$40,501
Project costs	427,332	59.0%	357,736	52.3%	69,596
Equipment costs	159,107	22.0%	170,180	24.9%	(11,073)
Equipment operating lease expense	49,629	6.9%	53,340	7.8%	(3,711)
Depreciation	27,939	3.9%	26,758	3.9%	1,181
Gross profit	60,032	8.3%	75,524	11.0%	(15,492)
General and administrative expenses	39,738	5.5%	45,515	6.7%	(5,777)
Operating income	15,422	2.1%	24,605	3.6%	(9,183)
Net loss	(4,285)	-0.6%	(4,198)	-0.6%	(87)
Per share information
Net loss – basic	$(0.12)		$(0.12)		$(0.00)
Net loss – diluted	(0.12)		(0.12)		(0.00)
EBITDA(1)	$48,714	6.7%	$51,299	7.5%	$(2,585)
Consolidated EBITDA(1) (as defined within the credit agreement)	$49,417	6.8%	$60,097	8.8%	$(10,680)

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three months ended December 31,		Nine months ended December 31,
(dollars in thousands)	2011	2010	2011	2010
Net (loss) income	$(1,890)	$3,742	$(4,285)	$(4,198)
Adjustments:
Interest expense	7,599	7,193	22,524	22,630
Income tax (benefit) expense	(643)	2,374	(1,927)	3,857
Depreciation	10,319	10,501	27,939	26,758
Amortization of intangible assets	1,174	992	4,463	2,252
EBITDA	$16,559	$24,802	$48,714	$51,299
Adjustments:
Realized and unrealized gain on derivative financial instruments	(2,392)	(2,040)	(960)	(340)
Loss on disposal of property plant and equipment	273	847	701	1,428
Loss (gain) on disposal of assets held for sale	40	873	(456)	848
Stock-based compensation expense	388	468	1,254	1,662
Equity in loss of unconsolidated joint venture	609	359	164	876
Loss on debt extinguishment	–	–	–	4,324
Consolidated EBITDA	$15,477	$25,309	$49,417	$60,097

ANALYSIS OF CONSOLIDATED RESULTS

REVENUE

For the three months ended December 31, 2011, revenue increased to $284.6 million, $19.5 million higher than the same period last year. This improvement reflects strong volumes from our Piling segment and increased revenue from our Pipeline segment as we executed two large-diameter pipeline projects during the period. The increased activity in Piling and Pipeline was partially offset by lower Heavy Construction and Mining revenues, resulting from a customer cancelling a significant program of work on short notice, coupled with the temporary suspension of activity on our long-term overburden removal contract at Canadian Natural, while this customer completed repairs to its upgrader. Excluding Canadian Natural-related revenues from the two comparative periods, current period revenue increased $65.6 million or 32.0%, from the same period last year.

For the nine months ended December 31, 2011, revenues increased to $724.0 million, $40.5 million higher than the same period last year. This improvement reflects increased volumes in our Piling and Pipeline segments, partially offset by a reduction in revenues from our Heavy Construction and Mining segment related to the suspension of overburden removal activity at Canadian Natural, reduced mine services activity at and the negative first-quarter impact of wildfires and higher than normal precipitation levels. These impacts were partially offset by activity under new contracts with Suncor2 and Syncrude3, increased heavy civil construction activity at Shell4 and increased light civil construction and tailings and

[2]	Suncor Energy Inc. (Suncor).
[3]

Syncrude Canada Ltd. (Syncrude) – operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).

[4]	Shell Canada Energy (Shell), a division of Shell Canada Limited, which is the operator of the oil sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Corporation (20%).

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environmental work for several oil sands customers. Excluding revenues related to the Canadian Natural contract from this comparison, consolidated revenue increased $148.2 million.

Gross profit

For the three months ended December 31, 2011, gross profit was $20.0 million, a decrease of $10.8 million compared to the same period last year. As a percentage of revenue, gross profit margin decreased to 7.0% compared to 11.6% last year. The decline in gross margin primarily reflects the year-over-year shift in work mix and the related impact on equipment costs. Specifically, the reduction in mine services activity resulted in lower utilization of our larger-sized heavy equipment fleet and a corresponding under-recovery of ownership and operating costs related to that fleet. Equipment utilization was further reduced by supply issues with Finning5, our Caterpillar parts and heavy equipment maintenance supplier, as they experienced conversion issues with their new information system that impaired their ability to reliably supply us with parts for daily maintenance activities and to sustain planned maintenance schedules for our heavy equipment. Contributing to the current period margin decline was higher than anticipated cost escalation and an increased use of rental equipment on two projects in our Pipeline segment.

Project costs represented 66.2% of revenue for the three months ended December 31, 2011, compared to 55.8% for the same period last year, reflecting the reduction in mine services activity and the higher volumes of more labour-intensive pipeline, piling and civil construction work.

Equipment costs represented 17.4% of revenue during the three months ended December 31, 2011, compared to 22.2% in the same period last year, again reflecting the change in work mix discussed above.

Equipment operating lease expense declined to $16.2 million during the three months ended December 31, 2011 from $16.9 million in the same period last year. This decrease reflects a $1.1 million reduction in accrued over-hour liability6 as a result of lower operating hours on our large mining equipment.

For the nine months ended December 31, 2011, gross profit was $60.0 million, a decrease of $15.5 million compared to the same period last year. As a percentage of revenue, gross profit margin decreased to 8.3%, from 11.0% last year, reflecting a high volume of Pipeline revenue at negative margin, the negative impact of wildfires and high precipitation levels on first quarter productivity, as well as the reduced recovery of ownership and operating costs related to lower utilization of our larger-sized heavy equipment fleet.

Project costs, as a percentage of revenue, increased to 59.0% during the nine months ended December 31, 2011, from 52.3% during the same period last year. The increase in project costs reflects increased volumes of more labour-intensive pipeline, piling and civil construction activity during the period.

Equipment costs represented 22.0% of revenue during the nine months ended December 31, 2011, compared to 24.9% in the same period last year, also reflecting the work mix impact discussed above.

Equipment operating lease expense was $49.6 million during the nine months ended December 31, 2011 compared to $53.3 million in the same period last year. The decrease in operating lease expense reflects a $6.7 million reduction in accrued over-hour liability, primarily as a result of lower operating hours on our large mining equipment.

Operating income

For the three months ended December 31, 2011, operating income was $2.8 million or 1.0% of revenue, compared to $11.3 million or 4.2% of revenue in the same period last year. General and administrative (G&A) expenses of $15.1 million for the three months ended December 31, 2011 were $1.4 million lower than last year, reflecting reductions in stock-based compensation expense as a result of a decrease in our share price.

For the nine months ended December 31, 2011, operating income was $15.4 million or 2.1% of revenue, compared to $24.6 million or 3.6% of revenue for the same period last year. G&A expenses were $39.7 million for the nine months ended December 31, 2011, a decrease of $5.8 million from the prior year, again reflecting the reduction in stock-based compensation expense.

Net (loss) income

For the three months ended December 31, 2011, we recorded a net loss of $1.9 million (basic loss per share of $0.05), compared to net income of $3.7 million (basic and diluted income per share of $0.10) for the same period last year. Non-cash items affecting the current period results included unrealized losses on embedded derivatives in certain long-term supplier contracts. These were partially offset by an unrealized gain from the reversal of the liability related to an embedded derivative in a long-term customer contract related to the proposed changes to the pricing structure under the Memorandum of Understanding for the long-term customer contract. Excluding these non-cash items, net loss would have been $3.7 million (basic loss per share of $0.10) for the three months ended December 31, 2011.

[5]	Finning (Canada) is a division of Finning International Inc.
[6]	An operating lease over-hour liability is the recognition of the surcharge payable to our leasing companies for the use of leased equipment in excess of contractual operating hours.

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The non-cash items affecting results for the same period last year included gains on embedded derivatives in certain long-term supplier contracts, partially offset by losses on the embedded derivative in a long-term customer contract. Excluding these items, net income for the three months ended December 31, 2010 would have been $2.2 million (basic and diluted income per share of $0.06).

For the nine months ended December 31, 2011, we recorded a net loss of $4.3 million (basic loss per share of $0.12) compared to a net loss of $4.2 million (basic loss per share of $0.12) during the same period last year. The non-cash items affecting current-year results included unrealized losses on embedded derivatives in certain long-term supplier contracts partially offset by the reversal of the embedded derivative in a long-term customer contract, resulting from the previously discussed proposed changes to the pricing structure under the Memorandum of Understanding on the long-term contract. Excluding the non-cash items, net loss for the nine months ended December 31, 2011 would have been $5.0 million (basic loss per share of $0.14).

In the prior-year period, non-cash items affecting results included the write-off of deferred financing costs related to the redemption of the 8 3/4% senior notes and losses on cross-currency and interest rate swaps. Partially offsetting these losses were the positive foreign exchange impact of the strengthening Canadian dollar on our 8 3/4% senior notes and gains on embedded derivatives in certain long-term supplier contracts and in a long-term customer contract. Excluding the above items, the net loss for the nine months ended December 31, 2010 would have been $0.5 million (basic loss per share of $0.01).

SEGMENT RESULTS

Heavy Construction and Mining

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Segment revenue	$166,516	$185,325	$(18,809)	$489,626	$520,562	$(30,936)
Segment profit	$19,580	$20,293	$(713)	$63,149	$64,774	$(1,625)
Segment margin	11.8%	10.9%		12.9%	12.4%

For the three months ended December 31, 2011, the Heavy Construction and Mining segment reported revenue of $166.5 million, compared to $185.3 million for the same period last year. The year-over-year decline in revenue reflects the cancellation of a significant work program by one of our customers on short notice coupled with the temporary suspension of our long-term overburden removal contract with Canadian Natural. After two months of work on a large tailings project for one of our long term customers, the tailings project along with the Company’s mining services activities were unexpectedly halted in early December resulting in a large fleet of equipment that could not be redeployed until the start of the muskeg season in January. Excluding the impact of Canadian Natural contract-related activity from both periods, segment revenue would have increased by $27.3 million to $152.9 million for the three months ended December 31, 2011.

This improvement in adjusted revenue reflects overburden removal at Suncor and higher volumes of civil construction work at Suncor, Syncrude and Shell. These gains were partially offset by the short notice shutdown of tailings construction and mine services activities at one of our customer’s sites and a late start to winter muskeg removal activities at all sites as a result of unseasonably warm weather in December, which delayed the winter freeze-up in the oil sands. An increase in specialized tailings and environmental services provided to Suncor and Syncrude coupled with increased light civil construction work in the oil sands also benefitted current period revenues.

For the nine months ended December 31, 2011, the Heavy Construction and Mining segment reported revenues of $489.6 million, a $30.9 million decrease compared to the same period last year. An otherwise strong start to the current fiscal year was interrupted by wildfires in the Fort McMurray area, which necessitated the evacuation of all personnel from Shell’s site for two weeks and from Canadian Natural’s Horizon site for three weeks. Subsequent to the wildfire and evacuation at the Horizon site, Canadian Natural notified us of the suspension of overburden removal activity at its site. Excluding activity from the Canadian Natural contract from both periods, revenues would have increased $76.7 million to $434.8 million for the nine months ended December 31, 2011.

This improvement in adjusted revenue reflects increased activity at Suncor as a result of reclamation, overburden and heavy civil construction work under our five-year master services contract with this customer. Segment revenue was further supported by an increase in mining services and overburden removal activity at Syncrude, increased light civil construction work at several oil sands sites and an increase in specialized tailings and environmental services provided to Suncor, Syncrude and Shell. At Shell, an increase in heavy civil construction work in support of this customer’s new Atmospheric Fines Drying tailings technology and a high volume of summer muskeg removal activity helped offset a significant year-over-year decline in mine service activity.

For the three months ended December 31, 2011, margin on the Heavy Construction and Mining segment revenue increased to 11.8% from 10.9% of revenue during the same period last year. As discussed in the “Explanatory Notes – Significant Business Event” section of this MD&A, revenue related to the Canadian Natural overburden removal contract is being recorded at zero margin. Adjusting segment profit and margin results to exclude the impact of the Canadian Natural contract

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in both comparative periods, Heavy Construction and Mining segment profit would have been $19.6 million and $16.5 million respectively and segment margin would have been 12.8% and 13.1%, respectively. The reduction in adjusted segment margin reflects the impact of unsigned change-orders at one of our sites, partially offset by the increase in strong-margin heavy civil activity during the period. We are working with our customer to expedite the execution of the change-orders. Margins in the current period were further impacted by one-time mobilization and project start-up costs incurred to support long-term work. These costs were fully expensed during the period.

For the nine months ended December 31, 2011, Heavy Construction and Mining profit margin increased to 12.9% of revenue, from 12.4% during the same period last year. Excluding revenue and profit from the Canadian Natural overburden removal contract from the nine months ended December 31, 2011 and 2010, segment profit would have been $63.2 million and $56.6 million respectively, while segment margin would have been 14.5% and 15.8%, respectively. The year-over-year reduction in adjusted segment margin reflects continued pricing pressure due to the current oversupply of equipment capacity in the market, together with project start-up delays during the period. These impacts were partially offset by strong margins on our increased volume of heavy civil construction projects.

Piling

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Segment revenue	$51,697	$37,594	$14,103	$132,407	$83,303	$49,104
Segment profit	$16,473	$10,324	$6,149	$32,565	$16,500	$16,065
Segment margin	31.9%	27.5%		24.6%	19.8%

For the three months ended December 31, 2011, Piling segment revenue increased to $51.7 million, up $14.1 million from the same period in 2010. This year-over-year improvement reflects increased activity in Saskatchewan and Ontario and the late arrival of freeze-up in many parts of Canada this year, which enabled piling projects to proceed later into the season than normal. The increase also reflects a full three-month revenue contribution from our new Cyntech screw piling and tank servicing business, which was acquired in November 2010. The Cyntech operations contributed $10.4 million of revenue during the current three-month period compared to $3.5 million of revenue during two months of operation last year.

For the nine months ended December 31, 2011, Piling segment revenue increased to $132.4 million, up $49.1 million from the same period last year. This improvement reflects increased piling activity in Saskatchewan and Ontario, together with a nine-month $24.9 million revenue contribution from the Cyntech operations, compared to a two-month $3.5 million contribution last year.

For the three months ended December 31, 2011, Piling segment profit increased to $16.5 million from $10.3 million during the same period last year, while segment margin increased to 31.9% from 27.5%. The increase in margins reflects productivity improvements resulting from higher volumes, as well as the successful execution of some large projects during the period. Margins also benefitted from stronger pricing in the rejuvenated commercial and industrial construction markets in Western Canada and Ontario and from a $2.4 million contribution from the Cyntech operations. Margins in the prior-year period benefitted from the approval and processing of outstanding change-orders and from a $0.8 million profit contribution from the Cyntech operations.

For the nine months ended December 31, 2011, Piling segment profit increased to $32.6 million from $16.5 million a year ago, while segment margin improved to 24.6% from 19.8%. The significant improvement in segment profit and margin reflects the benefits of increased volumes and stronger pricing, better than expected performance on a number of large piling jobs completed during the period, together with a $0.8 million contribution from the Cyntech operations.

Pipeline

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Segment revenue	$66,417	$42,167	$24,250	$102,006	$79,673	$22,333
Segment loss	$(2,941)	$(1,641)	$(1,300)	$(1,962)	$(1,485)	$(477)
Segment margin	-4.4%	-3.9%		-1.9%	-1.9%

For the three months ended December 31, 2011, revenue from the Pipeline segment increased to $66.4 million, from $42.2 million in the same period last year. Our Pipeline team made significant progress on two large-diameter pipe projects in Northeast British Columbia and Northern Alberta during the period. We were also awarded and started construction on a new contract covering the installation of 26.3 kilometers of 20-24 inch diameter pipe in Northern Alberta. Work on a new pipeline maintenance contract also began, with activity scheduled to take place at different sites across Canada.

For the nine months ended December 31, 2011, Pipeline segment revenues increased by $22.3 million to $102.0 million, primarily related to execution of the two large-diameter pipe projects.

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For the three months ended December 31, 2011, the Pipeline segment recorded a loss of $2.9 million, compared to a loss of $1.6 million in the prior year. Client-driven start-up delays on one of the current large-diameter pipe projects and unsigned change-orders related to expanded project scope on the other have resulted in significant claims on both projects. Revenue on these claims is being recognized only to the extent of costs incurred until the claims are resolved. In addition, the Pipeline segment experienced higher than anticipated cost escalation, which negatively affected the estimated profitability of the two current projects. We are actively discussing the change in scope and unsigned change-orders with our clients. Prior-year margins were low due to reduced productivity on one contract, as well as changes in project scope for a second contract.¿

For the nine months ended December 31, 2011, segment loss was $2.0 million, compared to a loss of $1.5 million during the same period last year. Current-year profitability was negatively affected by unsigned change-orders on the two current pipeline projects, higher than anticipated cost escalation on the same two projects along with an increase in the estimated cost to complete spring clean-up and warranty work on two prior-year projects in Northern British Columbia. Contributing to the segment loss for the current period was an increase in the estimated loss regarding the completion of a large-diameter pipe project in Southern British Columbia. Prior-year margins were affected by project delays on the same large-diameter pipe project in Southern British Columbia.

NON-OPERATING INCOME AND EXPENSE

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Interest expense
Long term debt
Interest on 8 3/4% senior notes and swaps	$–	$–	$–	$–	$1,238	$(1,238)
Interest on Series 1 Debentures	5,133	5,132	1	15,399	14,999	400
Interest on credit facilities	2,022	1,416	606	5,289	3,680	1,609
Interest on capital lease obligations	92	155	(63)	346	545	(199)
Amortization of deferred financing costs	386	360	26	1,198	1,243	(45)
	$7,633	$7,063	$570	$22,232	$21,705	$527
Other interest	(34)	130	(164)	292	925	(633)
Total interest expense	$7,599	$7,193	$406	$22,524	$22,630	$(106)
Foreign exchange loss (gain)	134	(42)	176	70	(1,690)	1,760

Realized and unrealized gain on derivative financial instruments	(2,392)	(2,040)	(352)	(960)	(340)	(620)
Loss on debt extinguishment	–	–	–	–	4,346	(4,346)
Income tax (benefit) expense	(643)	2,374	(3,017)	(1,927)	3,857	(5,784)

Interest expense

Total interest expense increased by $0.4 million and decreased by $0.1 million in the three and nine months ended December 31, 2011, respectively, compared to the corresponding periods in the prior year. In April 2010, we closed a private placement of 9.125% Series 1 Debentures (Series 1 Debentures). On April 28, 2010, we redeemed and cancelled all outstanding 8 3/4% senior notes. On April 8, 2010, we also terminated the cross-currency and interest rate swaps used to hedge interest rate and currency exposure on the US dollar denominated 8 3/4% senior notes. The $1.2 million interest expense on our 8 3/4% senior notes in the prior-year period reflects interest costs incurred up to the redemption date. Redemption of the senior notes and the associated termination of the swap agreements eliminated the cost of hedging the foreign currency risk on the 8 3/4% senior notes, which was reflected as a portion of “Realized and unrealized loss (gain) on derivative financial instruments”. A more detailed discussion on the restructuring of our long-term debt can be found under “Liquidity and Capital Resources”.

On April 30, 2010, we entered into a fourth amended and restated credit agreement to extend the term of the credit agreement and to add borrowing capacity through a second term facility. On September 30, 2011, we entered into a Second Amending Agreement to the Fourth Amended and Restated Credit Agreement to add a temporary revolving credit facility to our existing revolving facility to provide additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. A more detailed discussion on the amendments to the credit agreement and changes in the credit facilities can be found under “Liquidity and Capital Resources”.

At December 31, 2011, we had $98.9 million outstanding in total under the facilities, compared to the $72.0 million in total outstanding under these facilities as at March 31, 2011. Interest expense for the credit facilities was $2.0 million and $5.3 million for the three and nine months ended December 31, 2011, respectively, reflecting the cost of the higher amounts borrowed under the credit facilities.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Foreign exchange gain (loss)

Our exposure to foreign currency risk was minimized with the redemption of our 8 3/4% senior notes on April 28, 2010. The foreign exchange gain for the nine months ended December 31, 2010 resulted from the increase in the value of the Canadian dollar, from 0.9846 CAN/US at March 31, 2010 to 0.9874 CAN/US at April 28, 2010, when the 8 3/4% senior notes were redeemed. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.

Realized and unrealized gain on derivative financial instruments

For the three and nine months ended December 31, 2011, the realized and unrealized gain on derivative financial instruments reflects the reversal of the embedded derivative in a long-term customer contract related to the proposed changes to the pricing structure under the MOU for the long-term customer contract partially offset by the change in value of an embedded derivative in maintenance agreements on certain long-term supplier contracts. For the nine months ended December 31, 2010, the realized and unrealized gain also included changes in the fair value of derivatives embedded in our previously held US dollar denominated 8 3/4% senior notes, as well as changes in the fair value of the cross-currency and interest rate swaps that we used to provide an economic hedge for the 8 3/4% senior notes. The realized and unrealized gains and losses on these derivative financial instruments are detailed in the table below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Swap liability loss	$–	$–	$–	$–	$1,783	$(1,783)
Supplier contracts embedded derivatives loss (gain)	2,243	(2,117)	4,360	4,917	(2,126)	7,043
Customer contract embedded derivative (gain) loss	(4,635)	77	(4,712)	(5,877)	(325)	(5,552)
Swap interest payment	–	–	–	–	328	(328)
Total	$(2,392)	$(2,040)	$(352)	$(960)	$(340)	$(620)

The measurement of embedded derivatives, as required by GAAP, causes our reported net income to fluctuate with changes in the Canadian/US dollar exchange rates, interest rates and the US Producers Price Index (US-PPI) for Mining Machinery and Equipment. The accounting treatment regarding these derivatives has no impact on operations, Consolidated EBITDA or how we evaluate our performance.

The swap liability loss reflects the changes in the fair value of the cross-currency and interest rate swaps that we used to provide an economic hedge for our previously held US dollar denominated 8 3/4% senior notes. Changes in the fair value of these swaps generally had an offsetting effect to changes in the value of our previously held 8 3/4% senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US dollar exchange rate. However, the valuations of the derivative financial instruments were also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the swaps, which occurred in June and December of each applicable year until termination of the swap agreements on April 8, 2010.

The fair value of the embedded derivatives related to long-term supplier contracts increased during the three and nine months ended December 31, 2011, as a result of the weakening of the Canadian dollar against the US dollar, an addition of equipment and a one-year extension to the term of the Repair and Maintenance Program agreement. This was partially offset by the effect of the suspension notification issued by Canadian Natural on our long-term overburden removal contract. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the US-PPI for Mining Machinery and Equipment from the original contract amount.

With respect to the embedded derivative in the long-term customer contract, as a result of the MOU with Canadian Natural, the embedded derivative is no longer expected to have value. This led to the reversal of the unrealized embedded derivative liability in the three and nine months ended December 31, 2011. There was a provision in the original long-term contract that required an adjustment to customer billings to reflect changes in exchange rates and price indices and this created the embedded derivative. The prior-period three and nine month results reflect the changes in the measurement of the embedded derivative in the long-term customer contract.

The measurement of swap interest payment for the nine months ended December 31, 2010 reflects the realized loss on our previously held interest rate swaps.

Income tax (benefit) expense

For the three months ended December 31, 2011, we recorded a current income tax expense of $0.2 million and a deferred income tax benefit of $0.8 million for a net income tax benefit of $0.6 million. This compares to a combined income tax expense of $2.4 million for the same period last year. Income tax expense as a percentage of income before income taxes for the three months ended December 31, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the

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timing of the reversal of temporary differences, and the effect of permanent differences in stock based compensation. Income tax expense as a percentage of income before income taxes for the three months ended December 31, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates, Canada Revenue Agency (CRA) audit adjustments from 2007 and 2008 which were flowing through the current and deferred income tax accounts and the increase in the permanent differences in stock-based compensation as a result of a partial restructuring of the stock option plan.

For the nine months ended December 31, 2011, we recorded a current income tax benefit of $1.5 million and a deferred income tax benefit of $0.4 million for a net income tax benefit of $1.9 million. This compares to a combined income tax expense of $3.9 million for the same period last year. Income tax benefit as a percentage of loss before income taxes for the nine months ended December 31, 2011 differs from the statutory rate of 26.24% primarily due to the changes in the timing of the reversal of temporary differences, the effect of permanent differences in stock based compensation, the effect of changes in enacted tax rates and the CRA and related provincial tax authority audit adjustments from 2007 and 2008. Income tax expense as a percentage of income before income taxes for the nine months ended December 31, 2010 differs from the statutory rate of 27.77% primarily due to the effect of changes in enacted tax rates, permanent differences in stock based compensation, the realization of capital loss on the extinguishment of the 8 3/4% senior notes and the cross-currency swap and the CRA audit adjustments from 2007 and 2008 which were flowing through the current and deferred income tax accounts.

BACKLOG

Backlog is a measure of the amount of secured work we have outstanding and as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-materials contracts performed under master services agreements where scope is not clearly defined. For the three and nine months ended December 31, 2011, the total amount of revenue earned from time-and-materials contracts performed under our master services agreements, which are not in backlog, was approximately $57.9 million and $210.4 million, respectively, compared to $61.6 million and $206.9 million for the same periods in the prior year.

Our estimated backlog by segment and contract type as at December 31, 2011, September 30, 2011, March 31, 2011, and December 31, 2010 was:

(dollars in thousands)	December 31, 2011	September 30, 2011	March 31, 2011	December 31, 2010
By Segment
Heavy Construction and Mining	$768,664	$641,181	$568,717	$694,867
Piling	43,141	43,670	12,558	12,435
Pipeline	26,758	57,456	1,427	5,294
Total	$838,563	$742,307	$582,702	$712,596
By Contract Type
Unit-Price	$801,056	$698,425	$567,062	$693,102
Lump-Sum	23,855	28,998	11,861	16,921
Time-and-Material, Cost-Plus	13,652	14,884	3,779	2,573
Total	$838,563	$742,307	$582,702	$712,596

Our estimated backlog increased in our Heavy Construction and Mining segment, over the three months ended December 31, 2011, as a result of awards with defined scope under our master services agreements at both Suncor and Syncrude along with our recent award at Total’s Joslyn Mine7.

The long-term overburden removal contract with Canadian Natural represented approximately $484.7 million of the December 31, 2011 Heavy Construction and Mining segment and Unit-Price contract type backlog compared to $498.3 million reported as backlog in our interim MD&A for the three months ended September 30, 2011. The long-term overburden removal contract with Canadian Natural represented approximately $539.4 million of the March 31, 2011 Heavy Construction

[7]	Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA is the operator of the Joslyn Mine Joint Venture amongst Total (38.25%), Suncor (36.75%), Occidental Petroleum (15%) and Inpex Canada Ltd. (10%).

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and Mining segment and Unit-Price contract type backlog and $655.3 million of the December 31, 2010 Heavy Construction and Mining segment and Unit-Price contract type backlog.

We expect that approximately $453.5 million of total backlog will be performed and realized in the 12 months ending December 31, 2012 together with a significant volume of work available but not included in the backlog calculation.¿

CLAIMS AND CHANGE ORDERS

Due to the complexity of the projects we undertake, changes often occur after contracts have been awarded. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

When changes that we believe will impact our business occur, change management processes require that we prepare and submit change-orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, the same guidelines state that potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three and nine months ended December 31, 2011, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had $7.4 million and $9.8 million respectively in claims revenue recognized to the extent of additional costs incurred, the Piling segment had $1.0 million and $2.4 million respectively in claims revenue recognized to the extent of additional costs incurred and the Pipeline segment had $8.3 million and $15.0 million respectively in claims revenue recognized to the extent of additional costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to additional costs incurred on some projects.

For the three and nine months ended December 31, 2011, we had $21.6 million of unresolved claims and change-orders recorded on our balance sheet, consisting of $7.4 million, $1.2 million and $13.0 million, respectively for the Heavy Construction and Mining, Piling and Pipeline segments. This compares to $2.5 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2011, consisting of $0.6 million, $0.7 million and $1.2 million, respectively for the Heavy Construction and Mining, Piling and Pipeline segments. We are actively working with our customers to expedite the execution of unsigned change-orders and to resolve our claims.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including the capital project-based nature of our project development revenue, seasonal weather and ground conditions, capital spending decisions by our customers on large oil sands projects, the timing of equipment maintenance and repairs, claims and change-orders and the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

	Three Month Period Ended
(dollars in millions, except per share amounts)	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
	Fiscal 2012			Fiscal 2011				Fiscal 2010
Revenue	$284.6	$245.4	$194.0	$174.5	$265.1	$234.9	$183.6	$220.6
Gross profit (loss)	20.0	33.4	6.6	(17.4)	30.8	29.1	15.6	32.7
Operating income (loss)	2.8	18.3	(5.7)	(35.5)	11.3	12.3	1.1	13.1
Net (loss) income	(1.9)	6.6	(9.0)	(30.5)	3.7	2.4	(10.3)	(0.9)
Net (loss) income per share – basic	$(0.05)	$0.18	$(0.25)	$(0.84)	$0.10	$0.07	$(0.29)	$(0.03)
Net (loss) income per share – diluted	$(0.05)	$0.18	$(0.25)	$(0.84)	$0.10	$0.06	$(0.29)	$(0.03)

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

11

Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in our operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost thaws and many secondary roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our activity levels. Revenues during the three months ended March 31 of each fiscal year are typically highest as ground conditions are generally most favorable in our operating regions. As a result, full-year results are not likely to be a direct multiple or combination of a quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

The timing of large projects can influence quarterly revenues. For example, in the past two fiscal years, Pipeline segment revenues were near zero in the three months ended June 30, 2011 and as high as $66.4 million for the three months ended December 31, 2011. Projects in the Pipeline segment have historically ramped up to full activity in the third quarter of a fiscal year and achieved substantial completion early in the fourth quarter of a fiscal year. Revenue from the Pipeline segment development projects is not considered recurring revenue.

Changes in demand under our master services agreements can influence quarterly results. For example, increased demand for mine services during the commissioning of Shell’s Jackpine mine positively affected fiscal 2010 results but demand subsequently declined in fiscal 2011 as Shell commissioned the Jackpine mine and concurrently undertook related integration activities at the MRM site.

Profitability also varies from quarter-to-quarter as a result of claims and change-orders. Claims and change-orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues. For further explanation, see “Claims and Change Orders”.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin, reflecting the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. Where activity decreases, these same fixed costs become spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as a function of fixed interest expense.

We also experienced net income variability in all periods up to the three months ended June 30, 2010 due to the recognition of unrealized non-cash gains and losses on both derivative financial instruments and our previously held US dollar denominated 8 3/4% senior notes, which were primarily driven by changes in the Canadian/US dollar exchange rate. The 8 3/4% senior notes were redeemed on April 28, 2010 and the associated cross-currency and interest rate swaps were terminated on April  8, 2010.

SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	December 31, 2011	March 31, 2011	Change
Cash	$1,797	$722	$1,075
Current assets (excluding cash)	320,107	250,642	69,465
Current liabilities	(233,831)	(165,819)	(68,012)
Net working capital	$88,073	$85,545	$2,528
Intangible assets	13,984	16,161	(2,177)
Property, plant and equipment	326,741	321,864	4,877
Total assets	$759,761	$682,957	$76,804
Capital lease obligations (including current portion)	(5,013)	(8,693)	3,680
Total long term financial liabilities ‡	(333,212)	(324,382)	(8,830)

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

At December 31, 2011, net working capital (current assets minus current liabilities) was $88.1 million, up $2.5 million from March 31, 2011.

The cash balance at December 31, 2011 was $1.8 million, compared to $0.7 million at March 31, 2011. As at December 31, 2011 we had $38.0 million in borrowings under the Revolving Facility.

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NAEP

Current assets excluding cash, increased $69.5 million between March 31, 2011 and December 31, 2011, reflecting a $17.2 million increase in trade receivables (including holdbacks), a $38.6 million increase in unbilled revenue as a result of unsigned change-orders, along with the timing of billing milestones for a few larger projects and a $13.1 million increase in inventory as a result of an anticipated industry shortage of certain heavy equipment tire sizes. For a complete discussion on the definition of holdbacks please refer to the “Resources and Systems – Effect of working capital fluctuations on cash” section of this MD&A.

Current liabilities increased by $68.0 million between March 31, 2011 and December 31, 2011, reflecting a $57.3 million increase in accounts payable, a $10.8 million increase in billings in excess of costs and a $3.0 million increase in deferred tax liabilities. These increases were offset by $2.1 million decrease in accrued liabilities and $1.3 million decrease in current portion of capital lease obligations.

Intangible assets decreased $2.2 million between March 31, 2011 and December 31, 2011, reflecting additions of $2.3 million, offset by amortization of $4.5 million.

Property, plant and equipment net book value at December 31, 2011 increased $4.9 million compared to March 31, 2011. This reflects $33.5 million of capitalized maintenance and equipment purchases during the current nine-month period, partially offset by depreciation of $27.9 million and $0.8 million net book value of disposals.

SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS

We acquire our property, plant and equipment (PP&E) in three ways: capital expenditures, capital leases and operating leases. We acquire our intangible assets by way of capital expenditure. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase. Expenditures on capital leases are restricted under the terms of our credit agreement to a maximum amount of $30.0 million outstanding at any point in time. Expenditures on operating leases are not considered capital expenditures and operating lease obligations are not restricted under the terms of our credit agreement.

We define our capital requirements as either:

•	“sustaining” capital additions — those that are needed to keep our existing fleet of equipment at its optimal useful life through capital maintenance or replacement; or
•	“growth” capital additions — those that are needed to perform larger or a greater number of projects.

A summary of capital additions8 by nature and by period is shown in the table below:

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
PP&E – Capital expenditures
Sustaining	$12,392	$2,421	$9,971	$20,954	$13,706	$7,248
Growth	5,063	9,501	(4,438)	12,249	14,993	(2,744)
Total	17,455	11,922	5,533	33,203	28,699	4,504
PP&E – Capital leases additions
Sustaining	41	–	41	41	–	41
Growth	–	44	(44)	386	91	295
Total	41	44	(3)	427	91	336
PP&E – Operating leases additions
Sustaining	1,814	–	1,814	8,102	3,379	4,723
Growth	–	7,179	(7,179)	5,735	9,643	(3,908)
Total	1,814	7,179	(5,365)	13,837	13,022	815
Intangible assets – Capital expenditures
Sustaining	–	–	–	166	63	103
Growth	703	731	(28)	2,120	2,692	(572)
Total	703	731	(28)	2,286	2,755	(469)
Total sustaining capital additions	14,247	2,421	11,826	29,263	17,148	12,115
Total growth capital additions	5,766	17,455	(11,689)	20,490	27,419	(6,929)

The increase in sustaining capital additions for the three and nine months ended December 31, 2011, compared to the same periods last year, reflects the timing of capitalized maintenance activities year-over-year which is driven by equipment utilization.

The decrease in growth capital additions for the three and nine months ended December 31, 2011, compared to the same periods last year, reflects the slowdown in new project development activities as a result of project start-up delays by our customers.

[8]	Operating lease additions are valued at the cost of the equipment at the time of the lease inception.

13

SUMMARY OF CONSOLIDATED CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
(dollars in thousands)	2011	2010	Change	2011	2010	Change
Cash provided by (used in) operating activities	$33,668	$(26,620)	$60,288	$9,699	$(14,028)	$23,727
Cash used in investing activities	(15,975)	(25,441)	9,466	(31,525)	(50,896)	19,371
Cash (used in) provided by financing activities	(16,412)	(3,344)	(13,068)	22,837	(37,306)	60,143
Increase (decrease) in cash and cash equivalents	1,281	(55,405)	56,686	1,011	(102,230)	103,241
Effect of exchange rate on changes in cash	(32)	(27)	(5)	64	(27)	91
Net increase (decrease) in cash and cash equivalents	1,249	(55,432)	56,681	1,075	(102,257)	103,332

Operating activities

Cash provided by operating activities for the three months ended December 31, 2011 was $33.7 million, compared to an outflow of $26.6 million the previous year. The increased cash flow in the current period is primarily a result of decreased trade accounts receivable and increased trade accounts payable.

Cash provided by operating activities for the nine months ended December 31, 2011 was $9.7 million, compared to negative cash flow of $14.0 million last year. The increased cash flow in the current period is primarily a result of increased trade accounts payable, driven by an increase in third party sub-contractor, rental equipment and material purchase. Partially offsetting this cash inflow were current period increases in unbilled revenue and accounts receivable, driven by increased revenue and claims for the period, along with increases in tire inventory levels to protect against industry shortages for certain sizes of heavy equipment tires.

Investing activities

Cash used in investing activities for the three months ended December 31, 2011 was $16.0 million, compared to $25.4 million for the same period a year ago. Investing activities during the current period included an outflow of $15.7 million for the purchase of property, plant and equipment and $0.7 million for the purchase of intangible assets. Cash used in investing activities for the three months ended December 31, 2010 included capital expenditures of $4.7 million, as well as the $20.8 million cash consideration paid for the Cyntech acquisition in the Piling segment.

Cash used in investing activities for the nine months ended December 31, 2011 was $31.5 million, a reduction of $19.4 million from the same period last year. Current period investing activities included purchase of property, plant and equipment of $30.3 million and $2.3 million for the purchase of intangible assets. Cash used in investing activities for the same period in the prior year included purchase of property, plant and equipment of $27.2 million, purchase of intangible assets $2.8 million and the $20.8 million cash consideration for the Cyntech acquisition.

Financing activities

Cash used in financing activities during the three-month period ended December 31, 2011 was $16.4 million as a result of a $12.0 net repayment under the Revolving Facility, a scheduled $2.5 million principal repayment on our Term Facilities and a $1.9 million repayment of capital lease obligations. Cash used in financing activities for the three months ended December 31, 2010 was $3.3 million, resulting from scheduled repayments of our Term Facilities and our capital lease obligations.

Cash provided by financing activities during the nine months ended December 31, 2011 was $22.8 million as a result of a $29.5 million increase in net borrowing under the Revolving Facility, partially offset by scheduled repayments of $7.5 million on the Term Facilities and $4.1 million of repayments of capital lease obligations. Cash used in financing activities in the prior year was primarily a result of debt refinancing and swap cancellation activities, which included $6.9 million of financing costs for the fourth amended and restated credit agreement and the Series 1 Debentures. Additionally, activity included scheduled repayment of our term facilities and repayment of capital lease obligations.

C. OUTLOOK

We anticipate a strengthening of activity levels and revenues in the fourth quarter, although an unseasonably late winter has delayed oil sands work that depends on frozen ground conditions. In particular, muskeg removal activity was delayed through much of January but is now getting underway with the arrival of colder temperatures.¿

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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In the recurring services business, we anticipate high levels of muskeg removal activity through February and March and we expect to significantly ramp up overburden removal activity at Canadian Natural’s Horizon site as a result of resuming operations on January 2, 2012. As discussed in the Significant Business Event section of this MD&A, we recently signed a MOU with Canadian Natural that enables us to earn profitable revenue on cost-plus work until we reach final resolution on our long-term overburden removal contract. The MOU also outlines terms for an amended longer-term contract and a proposed settlement for past underpayment.¿

On the project development side of our business, we have begun initial earthworks at the Joslyn North Mine Project, under our recently announced contract with Total. We have also commenced industrial construction work at the Mt. Milligan Copper/Gold Project9 in Northern British Columbia. In addition, we are carrying out construction on Syncrude’s Shear Key as part of this customer’s mine train relocation project. Our construction work volumes on some contracts have been impacted this year by project start-up delays and slower than expected ramp-up during the year and these delays could continue to affect construction work volumes in the fourth quarter. Overall, however, the backlog of work remains strong and we continue to actively bid on a wide range of new projects.¿

The outlook for our Piling business remains positive with strong industry fundamentals and a large project backlog supporting our expectation of continued strong performance from this segment through the fourth quarter.¿

With respect to the Pipeline business, our first priority will be to complete the work on installing 26.3 kilometers of 20-inch and 24-inch diameter pipeline under our contract with TransCanada10 and continue with the pipeline integrity work we have commenced for Enbridge11. Overall, the fundamentals of the pipeline business have improved over the last six-to-nine months with respect to both pricing and the balance of risk but as seen from our results, this improvement has failed to deliver the results we need from this business segment. Given the continued poor results from this segment, we are currently examining our options as to our future in this business. In the meantime, our bidding activity for additional work will be very limited and selective.

With respect to the Canadian Natural contract, we are continuing to work through the issues with our customer with the view to finalizing the new arrangements as soon as possible. In the meantime, we are working on the Horizon Mine site under a profitable contract structure, the results of which will be reflected in future results.¿

D. LEGAL AND LABOUR MATTERS

LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS

Please see “Laws and Regulations and Environmental Matters – Legal and Labour Matters” in our most recent annual MD&A for a complete discussion on this topic.

EMPLOYEES AND LABOUR RELATIONS

As of December 31, 2011, we had 722 salaried employees and approximately 2,500 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,500 employees to approximately 2,700 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 2300 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done through employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in operation include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions, Piling sector collective agreements in Saskatchewan with the Operating Engineers, Pipeline sector agreements in both British Columbia and Alberta with the Christian Labour Association of Canada (CLAC) as well as an all-sector agreement with CLAC in Ontario. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. The provincial collective agreement between the International Union of Operating Engineers (IUOE) Local 955 and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expired February 28, 2011 and the Association is currently in negotiations with the Operating Engineers for the renewal of this Agreement. NACG has a representative on the ARBHCA bargaining committee. Management expects that a settlement will be reached without disruption. We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.¿

[9]	Mount Milligan Copper / Gold Project (Mt. Milligan) is owned by Thompson Creek Metals Company.
[10]	TransCanada Pipelines Limited (TransCanada).
[11]	Enbridge Inc. (Enbridge).
¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

15

E. RESOURCES AND SYSTEMS

OUTSTANDING SHARE DATA

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Common Shares. As at December 31, 2011, there were 36,249,086 voting Common Shares outstanding (36,242,526 as at March 31, 2011). We had no non-voting Common Shares outstanding on any of the foregoing dates.

On October 7, 2011, our Board of Directors adopted a Shareholder Rights Plan Agreement, dated October 7, 2011 (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for our outstanding Common Shares. The Rights Plan was implemented by the issuance of one right to purchase one of our Common Shares at a specified exercise price (a “Right”) per each outstanding Common Share to the shareholders of record at the close of business on October 21, 2011. In addition, each Common Share we issue in the future while the Rights Plan is in effect will contain a Right. The Rights trade on the New York Stock Exchange and the Toronto Stock Exchange together with our Common Shares. In general, and subject to certain exceptions, the Rights are exercisable when a person or entity acquires, or announces their intention to acquire, more than 20% of our outstanding Common Shares. The Rights Plan was filed as an exhibit to our Form 8-A filed with the Securities and Exchange Commission on October 7, 2011.

The purpose of the Rights Plan is to provide shareholders and our Board of Directors with adequate time to consider and evaluate any unsolicited bid made for our Common Shares, to provide the Board adequate time to identify, develop and negotiate value-enhancing alternatives to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for our Common Shares and to ensure that any proposed transaction is in the best interests of our shareholders.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue-producing fleet in order to avoid equipment downtime, since this can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

Our equipment fleet value is currently split among owned (43%), leased (42%) and rented equipment (15%). Approximately 35% of our leased fleet value is specific to the long-term overburden removal contract with Canadian Natural. The change in our equipment mix compared to previous periods is a result of an increasing demand for certain types of rental equipment to support heavy civil construction and project development activities. Our equipment ownership strategy is designed to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs. ¿

We require between $30.0 million and $60.0 million annually for sustaining capital expenditures and our total capital requirements typically range from $75.0 million to $150.0 million depending on our growth capital requirements. With the renewed commitment to Canadian Oil Sands development by the Oil Sands producers, we are continuing to assess our growth capital needs for the current fiscal year. Based on our estimates on the timing of certain larger development projects, we anticipate that our growth capital needs for the current fiscal year will be approximately $30.0 million.¿

We typically finance approximately 30% to 50% of our total capital requirements through our operating and capital lease facilities and the remainder from cash flow from operations. We anticipate having sufficient cash flow from operations and lease capacity to meet our capital requirements in fiscal year 2012. ¿

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facilities. As of December 31, 2011, there were outstanding borrowings of $38.0 million and issued and undrawn letters of credit of $22.0 million under the $105.7 million Revolving Facility and outstanding borrowings of $60.9 million ($68.4 million at March 31, 2011) under the Term Facilities.

As at December 31, 2011, we had $20.2 million in trade receivables that were more than 30 days past due compared to $10.1 million as at March 31, 2011. Execution of project closing certificates has been delayed on several civil construction projects in the Heavy Construction and Mining segment along with several mid-sized Piling segment projects which has temporarily delayed customer payments in the current period. We continue to monitor the credit worthiness of our customers

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

16

NAEP

and to provide for any risk in collection or potential writedown of our trade receivables through an allowance for doubtful accounts. We have a $0.2 million allowance for doubtful accounts related to our trade receivables at December 31, 2011 ($nil at March 31, 2011). To date our exposure to potential writedowns in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling segment.

As at December 31, 2011, we had $21.6 million of unresolved claims and change-orders recorded on our balance sheet ($2.5 million as at March 31, 2011). We are actively working with our customers to expedite the execution of the unsigned change-orders and to resolve our claims. A more detailed discussion can be found in “Claims and Change Orders” in this MD&A.

As at December 31, 2011, an amount of $73.5 million (March 31, 2011 – $72.0 million) is recognized within unbilled revenue relating to a single long-term overburden removal contract with Canadian Natural, whereby the normal operating cycle for this project is greater than one year. Long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete, therefore they can potentially impact revenue recognition in future periods. As described in “Critical Accounting Estimates Revenue Recognition Policy” in our annual MD&A for the year ended March 31, 2011, estimated revenue within unbilled revenue is subject to uncertainty concerning ultimate realization. As discussed in “Significant Business Events” in this MD&A, a further revenue writedown may be required in respect to all or a portion of the unbilled revenue related to the long-term contract with Canadian Natural, if the parties are not able to reach agreement on new contractual terms to be incorporated into an amended pricing arrangement by June 30, 2012.

Effect of working capital fluctuations on cash

The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2011, holdbacks totaled $27.9 million, up from $12.0 million as at March 31, 2011 reflecting an increase in the number of active jobs at the end of the current period. Holdbacks represented 19.1% of our total accounts receivable as at December 31, 2011 (9.4% as at March 31, 2011).

Cash requirements

As at December 31, 2011, our cash balance of $1.8 million was $1.1 million higher than our cash balance at March 31, 2011. We supplemented our cash requirements during the nine months ended December 31, 2011 through drawings from our Revolving Facility. We anticipate that we will have enough cash from operations to fund our expenses for the next twelve months. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.¿

Credit facilities

On April 30, 2010, we entered into a fourth amended and restated credit agreement to extend the term of the credit agreement and to add borrowing capacity of up to $50.0 million through a second term facility within the credit agreement. The new credit facilities provide for a Revolving Facility, as defined in the credit agreement (the Revolving Facility) and two term facilities (the Term Facilities). Our Fourth Amended and Restated Credit Agreement provides credit facilities in the form of Term Facilities and a Revolving Facility, under which letters of credit may also be issued. The credit facilities mature on April 30, 2013. For a full discussion on our credit facilities please see “Liquidity and Capital Resources” in our annual MD&A for the fiscal year ended March 31, 2011.

On September 30, 2011, we entered into a Second Amending Agreement to the Fourth Amended and Restated Credit Agreement to provide a temporary revolving credit facility addition in the amount of $25.0 million. This temporary addition increases the total revolving credit facility commitments from $85.0 million to $110.0 million and provides additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The temporary addition to the revolving credit facility will remain in effect until March 31, 2012. The receipt of any proceeds resulting from the settlement of the Canadian Natural contract negotiations will be used to repay amounts outstanding on the temporary credit facility addition and the amount available for borrowing under the temporary addition will be permanently reduced by the amount of the settlement proceeds. As discussed in the “Explanatory Notes – Significant Business Events” section of this MD&A, we received $4.3 million from Canadian Natural related to the settlement of outstanding change

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

17

orders. This payment resulted in the reduction of the temporary revolving credit facility by the same amount to $20.7 million, resulting in the total amount of the Revolving Facility being reduced to $105.7 million.

Advances under the Revolving Facility may be repaid from time to time at our option. The Term Facilities include scheduled principal repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, we must make annual principal repayments within 120 days of the end of our fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million. Based on the calculation of Consolidated Excess Cash Flow for the fiscal year ended March 31, 2011, we were not required to make an additional principal repayment in July 2011 related to the 2011 fiscal year.

For a full discussion on our credit agreement and the credit facilities please see “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2011.

Letters of credit

One of our major long-term contracts allows the customer to require that we provide up to $50.0 million in letters of credit. As at December 31, 2011, we had $5.0 million in letters of credit outstanding in connection with this contract (we had $22.0 million in letters of credit outstanding in total for all customers as of December 31, 2011). Any change in the amount of the letters of credit required by this customer must be requested by November 1st in each year for an issue date of January 1st following the date of such request, for the remaining life of the contract.

Borrowing activity under the Revolving Facility

During the three months ended December 31, 2011, we used our Revolving Facility to finance our working capital requirements. At December 31, 2011, we had $38.0 million of borrowings outstanding on our Revolving Facility. For the three months ended December 31, 2011, the average amount of outstanding borrowing on the Revolving Facility was $50.8 million with a weighted average interest rate of 6.5%. For the nine months ended December 31, 2011, the average amount of outstanding borrowing was $34.9 million with a weighted average interest rate of 6.5%. The average amount of our borrowing on the Revolving Facility is calculated based on the average of the daily outstanding balances in the three and nine-month periods. The maximum end of month balance for any single month during the three and nine months ended December 31, 2011 was $53.0 million.

As of December 31, 2011, we had issued $22.0 million ($12.3 million at March 31, 2011) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. As at December 31, 2011, our unused borrowing availability under the Revolving Facility was $45.7 million ($69.2 million at March 31, 2011).

9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of 9.125% Series 1 Debentures (the “Series 1 Debentures”) for gross proceeds of $225.0 million which mature on April 7, 2017. The Series 1 Debentures were rated B+ by Standard & Poor’s and B3 by Moody’s (see “Debt Ratings”).

For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources—9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March 31, 2011.

CAPITAL COMMITMENTS

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2011.

	Payments due by fiscal year
(dollars in thousands)	Total	2012	2013	2014	2015	2016 and after
Series 1 Debentures	$225,000	$—	$—	$—	$—	$225,000
Term facilities	60,946	2,500	10,000	48,446	—	—
Revolving facility	38,000	—	—	38,000	—	—
Capital leases (including interest)	5,289	800	3,302	653	361	173
Equipment and building operating leases	145,731	17,736	57,501	41,439	21,884	7,171
Supplier contracts	46,947	4,066	17,615	22,484	2,782	—
Total contractual obligations	521,913	25,102	88,418	151,022	25,027	232,344

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Off-balance sheet arrangements

We have no off-balance sheet arrangements in place at this time.

DEBT RATINGS

On May 25, 2011, following the announcement that we would take a revenue writedown on the long-term overburden removal contract with Canadian Natural, Standard & Poor’s Ratings Services (S&P) affirmed our ‘B+’ long-term corporate credit rating and affirmed the senior unsecured debt rating of ‘B+’ and recovery rating of ‘3’ on our Series 1 Debentures. However, S&P did revise its outlook on our corporate rating to ‘Negative’ from ‘Stable’.

Moody’s Investor Services, Inc. (Moody’s) affirmed both our Corporate Rating (B2) and our Series 1 Debentures Rating (B3) on July 19, 2011. Moody’s also affirmed its outlook on our corporate rating as ‘Stable’.

Our credit ratings from these two agencies are as follows:

Category	Standard & Poor’s		Moody’s
Corporate Rating	B+ (‘negative’ outlook)		B2 (‘stable’ outlook)
Series 1 Debentures	B+ (recovery rating of “3”	)	B3 (LGD≠ rating of “5”)

≠	Loss Given Default

A change in our credit ratings, particularly the rating issued by S&P, will affect the interest rate payable on borrowings under our credit agreement. Additionally, counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.

A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer’s market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from each respective rating organization’s website as outlined below.12

Standard and Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “3” for the Series 1 Debentures indicates an expectation for an average of 50% to 70% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered.

Moody’s

Obligations rated “B” are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from “Aaa” through “C”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. LGD assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (“POS”), Negative (“NEG”), Stable (“STA”) and Developing (“DEV” – contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed and Moody’s written research

[12]	This information is current as of this report and we undertake no obligation to provide investors with updated information.

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will describe any differences and provide the rationale for these differences. A “RUR” (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, “NOO” (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

RELATED PARTIES

The Sterling Group, L.P., Perry Strategic Capital Inc., and SF Holding Corp. are collectively “our Sponsors”. We may receive consulting and advisory services provided by our Sponsors (principals or employees of such Sponsors are directors of our company) with respect to the organization of our companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for our Sponsors to provide such advisory and consulting services, we provide reports, financial data and other information to our Sponsors. This permits them to consult with and advise us on matters relating to our operations, company affairs and finances. In addition, this permits our Sponsors to visit and inspect any of our properties and facilities.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of December 31, 2011, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

As of December 31, 2011, we assessed the effectiveness of our internal control over financial reporting. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the three and nine months ended December 31, 2011.

SIGNIFICANT ACCOUNTING POLICIES

For a full discussion on significant accounting policies please see our most recent annual MD&A, which was current as of June 2, 2011.

Goodwill impairment policy

Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair value is subjective and requires us to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates. Generally, we test goodwill annually on October 1. It is our intention to continue to complete goodwill impairment testing annually on October 1 going forward or whenever events or changes in circumstances indicate that impairment may exist. We completed our most recent annual goodwill impairment testing on October 1, 2011. This impairment test showed that the fair value of the Piling reporting unit exceeded its carrying value.

ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

There have been no recently adopted accounting pronouncements or changes in accounting pronouncements during the three and nine month ended December 31, 2011, as compared to the recent accounting pronouncements described in our audited consolidated financial statements and notes that follow for the year ended March 31, 2011, that are of significance, or of potential significance to us except as noted in “Issued Accounting Pronouncements Not Yet Adopted” as discussed below.

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ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Fair value measurement

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS”, which generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRS. For us, this ASU is effective for the interim period beginning April 1, 2012. We believe the adoption of ASU 2011-04 will not have a material effect on our consolidated financial statements.¿

Goodwill impairment

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance will be effective for our fiscal year ending March 31, 2013, with early adoption permitted. We believe that this new guidance will not have a material impact on our consolidated financial statements.¿

F. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

FORWARD-LOOKING INFORMATION

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	We believe a final resolution with Canadian Natural to be probable;

(b)	If the parties are not able to reach agreement by June 30, 2012, a further revenue writedown may be required in respect of all or a portion of unbilled revenue of up to $73.5 million related to the contract with Canadian Natural;

(c)	Until we are assured beyond a reasonable doubt that the escalation indices have been authorized by Canadian Natural, revenue on the long-term overburden removal contract with Canadian Natural will continue to be recognized only to the extent of costs incurred;

(d)	Revenues on the claims for two pipeline projects are being recognized only to the extent of total costs incurred until the claims related to unsigned change-orders are resolved;

(e)	We are implementing additional cost control measures to address cost escalations in the Pipeline segment;

(f)	We expect that approximately $453.5 million of total backlog will be performed and realized in the 12 months ending December 31, 2012;

(g)	We anticipate a strengthening of activity levels and revenues in the fourth quarter;

(h)	We anticipate high levels of muskeg removal activity through February and March;

(i)	We expect overburden removal activity to continue to grow with both Suncor and Canadian Natural;

(j)	Our construction work volumes on some contracts have been impacted by project start-up delays and slower than expected ramp-up during the year and these delays could continue to affect construction work volumes in the fourth quarter;

(k)	We expect continued strong performance from the Piling segment through the fourth quarter;

(l)	We are currently examining our options as to our future in the Pipeline segment and pending any determinations our bidding activity for additional Pipeline work will be very limited and selective;

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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(m)	Given the demand for pipeline installation, we believe the business climate will continue to improve;

(n)	Pending the settlement of outstanding issues with Canadian Natural, we are working on the Horizon Mine site under a profitable contract structure, the results of which will be reflected in future results;

(o)	We expect that a settlement with respect to the labour matters will be reached without disruption;

(p)	Our equipment ownership strategy is designed to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs;

(q)	We anticipate that our growth capital needs for the current fiscal year will be approximately $30 million;

(r)	We anticipate having sufficient cash flow from operations and lease capacity to meet out capital requirements in fiscal year 2012;

(s)	In the event that we require additional funding for the 2012 fiscal year, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities;

(t)	We believe that the adoption of ASU 2011-04 will not have a material effect on our consolidated financial statements; and

(u)	We believe that the FASB amended the guidance on the annual testing of goodwill for impairment will not have a material impact on our consolidated financial statements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below along with “Assumptions” and “Business Risk Factors” discussed in our annual MD&A for the fiscal year ended March 31, 2011 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

ASSUMPTIONS

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•

The timely settlement of negotiations with Canadian Natural related to the escalation indices on the long-term overburden removal contract and the negotiation of an amended long-term overburden removal contract;

•	The demand for recurring services remaining strong;

•	The oil sands continuing to be an economically viable source of energy;

•	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

•	Our client has accurately gauged the impact of the delays related to the Canadian Natural plant fire;

•	The Western Canadian economy continuing to develop and to receive additional investment in public construction;

•	Our ability to benefit from increased recurring services revenue and project development revenue tied to the operational activities of the oil sands;

•

Our ability to secure specific types of rental equipment to support project development activity will allow us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

•	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired; and

•

Our continued ability to be successful in executing our growth strategy, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed

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at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At December 31, 2011, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At December 31, 2011, we held $98.9 million of floating rate debt pertaining to our credit facilities within our credit agreement (March 31, 2011 – $72.0 million). As at December 31, 2011, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $1.0 million increase (decrease) in effective annual interest costs. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2011.

G. GENERAL MATTERS

ADDITIONAL INFORMATION

Our corporate office is located at Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6. Our corporate head office telephone and facsimile numbers are 403.767.4825 and 403.767.4849, respectively.

Additional information relating to us, including our Annual Information Form dated August 3, 2011, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Rodney J. Ruston, the Chief Executive Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended December 31, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2011 and ended on December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: February 2, 2012

/s/ Rodney J. Ruston
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended December 31, 2011.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2011 and ended on December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: February 2, 2012

/s/ David Blackley
Chief Financial Officer